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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021.

Commission File Number:  0-55139

LION COPPER AND GOLD CORP.
(Translation of registrant's name into English)

c/o #1200 - 750 West Pender Street

Vancouver, British Columbia, V6C 2T8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lion Copper and Gold Corp.
Date:	November 22, 2021		(Registrant)

		By:	/s/ Stephen Goodman
Name: Stephen Goodman Title: President

EXHIBIT INDEX

Exhibit Number	Description

99.1	Condensed Interim Financial Statements for the Nine Months Ended September 30, 2021

99.2	Management's Discussion and Analysis Quarterly Highlights for the Nine Months Ended September 30, 2021

99.3	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CEO

99.4	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CFO